                                                                    Exhibit 99.1


                         BE SEMICONDUCTOR INDUSTRIES NV

             Quarterly report for the Quarter Ended September 30, 2002


                                      INDEX


                                                                             Page
                                                                             ----

Part I.  Financial Information..........................................      1

    Item 1 - Unaudited Condensed Consolidated Financial Statements......      1

    Item 2 - Management's Discussion and Analysis of Financial
Condition and Results of Operations.....................................     13

Part II.       Other Information........................................     35

    Item 1 - Legal Proceedings..........................................     35

    Item 2 - Changes in Securities and Use of Proceeds...................    35

    Item 3 - Defaults on Senior Securities..............................     35

    Item 4 - Submission of Matters to a Vote of Security Holders........     35

    Item 5 - Other Information..........................................     35

                              PART I: FINANCIAL INFORMATION

Item 1. Unaudited Condensed Consolidated Financial Statements


                              BE SEMICONDUCTOR INDUSTRIES NV

                     CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                 (Amounts in thousands, except share and per share data)


                                                      Three months ended                         Nine months ended
                                                         September 30,                             September 30,
                                             2001          2002           2002            2001          2002            2002
                                             EURO          EURO            USD            EURO          EURO            USD
                                         (unaudited)    (unaudited)    (unaudited)    (unaudited)    (unaudited)    (unaudited)
                                         -----------    -----------    -----------    -----------    -----------    -----------
Net sales                                     31,463         22,413         22,142        131,106         56,043         55,365
Cost of sales                                 19,849         15,044         14,862         80,824         39,278         38,803
                                         -----------    -----------    -----------    -----------    -----------    -----------

Gross profit                                  11,614          7,369          7,280         50,282         16,765         16,562

Selling, general and
administrative expenses                        6,882          6,819          6,737         24,243         19,615         19,378
Research and development expenses              3,194          2,855          2,821         11,772          8,744          8,638
Restructuring charges                          1,700            400            395          5,300            400            395
Amortization of intangible assets                966            644            636          2,893          1,950          1,926
                                         -----------    -----------    -----------    -----------    -----------    -----------
Total operating expenses                      12,742         10,718         10,589         44,208         30,709         30,337

Operating income (loss)                       (1,128)        (3,349)        (3,309)         6,074        (13,944)       (13,775)
Interest income, net                           1,118            837            827          3,305          2,620          2,588
                                         ===========    ===========    ===========    ===========    ===========    ===========

Income (loss) before taxes and
equity in loss of affiliated companies           (10)        (2,512)        (2,482)         9,379        (11,324)       (11,187)
Income taxes (benefit)                           115           (858)          (848)         3,657         (3,511)        (3,469)
                                         ===========    ===========    ===========    ===========    ===========    ===========
Income (loss) before equity in
loss of affiliated companies                    (125)        (1,654)        (1,634)         5,722         (7,813)        (7,718)
Equity in loss of affiliated
companies, net                                (2,642)            --             --         (9,202)            --             --
                                         -----------    -----------    -----------    -----------    -----------    -----------
Net loss                                      (2,767)        (1,654)        (1,634)        (3,480)        (7,813)        (7,718)
                                         -----------    -----------    -----------    -----------    -----------    -----------

Loss per share - basic                         (0.09)         (0.05)         (0.05)         (0.11)         (0.25)         (0.24)
Loss per share - diluted                       (0.09)         (0.05)         (0.05)         (0.11)         (0.25)         (0.24)

Weighted average number of
shares used to compute loss per
share - basic                             31,794,675     31,330,660     31,330,660     31,794,675     31,638,304     31,638,304
Weighted average number of
shares used to compute loss per
share - diluted                           31,794,675     31,330,660     31,330,660     31,794,675     31,638,304     31,638,304
                                         ===========    ===========    ===========    ===========    ===========    ===========

See accompanying notes to these condensed consolidated financial statements

                         BE SEMICONDUCTOR INDUSTRIES NV

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                             (Amounts in thousands)


                                                             December 31, 2001             September 30, 2002
                                                                    EURO                  EURO             USD
                                                                                      (unaudited)     (unaudited)
                                                             -----------------        -----------     -----------
ASSETS

Cash and cash equivalents                                          141,506               114,288        112,905
Accounts receivable, net                                            31,078                33,672         33,265
Inventories                                                         29,310                33,870         33,460
Other current assets                                                 5,087                 9,003          8,894
                                                                   -------               -------        -------

TOTAL CURRENT ASSETS                                               206,981               190,833        188,524


Property, plant and equipment                                       28,466                22,100         21,832
Intangible assets                                                   31,730                36,194         35,756
Other non-current assets                                             4,709                 6,724          6,643
                                                                   -------               -------        -------

TOTAL ASSETS                                                       271,886               255,851        252,755
                                                                   -------               -------        -------


LIABILITIES AND SHAREHOLDERS' EQUITY

Current portion  of long-term debt and capital leases                1,648                 1,216          1,201
Accounts payable                                                     5,520                11,255         11,119
Other current liabilities                                           22,692                17,771         17,556
                                                                   -------               -------        -------

TOTAL CURRENT LIABILITIES                                           29,860                30,242         29,876


Long-term debt and capital leases                                    9,040                 8,050          7,953
Deferred gain on sale and lease back                                    --                   948            936
Other non-current liabilities                                        4,684                 4,129          4,079
                                                                   -------               -------        -------

TOTAL NON-CURRENT LIABILITIES                                       13,724                13,127         12,968

TOTAL SHAREHOLDERS' EQUITY                                         228,302               212,482        209,911
                                                                   -------               -------        -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         271,886               255,851        252,755
                                                                   =======               =======        =======


See accompanying notes to these condensed consolidated financial statements

                         BE SEMICONDUCTOR INDUSTRIES NV

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Amounts in thousands)


                                                                                        Nine months ended September 30,
                                                                                        -------------------------------
                                                                                     2001            2002              2002
                                                                                     EURO            EURO               USD
                                                                                 (unaudited)     (unaudited)       (unaudited)
                                                                                 -----------     -----------       -----------
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss                                                                            (3,480)         (7,813)         (7,718)
Adjustments to reconcile net loss to net cash
  flows from operating activities:
Depreciation of property, plant and equipment                                        3,451           3,069           3,032
Amortization of intangibles                                                          2,892           1,950           1,926
Deferred income taxes (benefits)                                                    (1,504)         (3,874)         (3,827)
Loss on disposal of equipment                                                           19             110             108
Translation of debt in foreign currency                                               (270)          1,282           1,266
Equity in losses of affiliated company                                               9,202              --              --

Effects of changes in assets and liabilities,
  net of effects of purchase of business:
Decrease (increase) in accounts receivable                                          10,591          (1,722)         (1,701)
Decrease (increase) in inventories                                                   3,616          (2,558)         (2,527)
Decrease (increase) in other current assets                                          3,229          (2,649)         (2,617)
(Decrease) increase in accrued liabilities                                             184          (7,150)         (7,063)
(Decrease) increase in accounts payable                                            (19,319)          5,413           5,348
                                                                                  --------        --------        --------

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                  8,611         (13,942)        (13,773)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                                                (2,936)         (2,469)         (2,439)
Proceeds from sale of equipment                                                          4           6,539           6,460
Acquisition of subsidiaries, net of cash acquired                                     (108)        (10,605)        (10,477)
Decrease in advances to affiliated companies                                           148              --              --
Purchase of own shares                                                                  --          (3,890)         (3,843)
                                                                                  --------        --------        --------

NET CASH USED IN INVESTING ACTIVITIES                                               (2,892)        (10,425)        (10,299)

CASH FLOW FROM FINANCING ACTIVITIES:
Payments of bank lines of credit                                                        --          (1,324)         (1,308)
Payments on long-term debt                                                            (687)         (1,419)         (1,402)
Proceeds from (payments of) advances from customers                                 (6,808)          1,088           1,075
                                                                                  --------        --------        --------
NET CASH USED IN FINANCING ACTIVITIES                                               (7,495)         (1,655)         (1,635)
                                                                                  --------        --------        --------
NET CASH FLOWS                                                                      (1,776)        (26,022)        (25,707)
Effect of changes in exchange rates on cash balances                                   (41)         (1,196)         (1,182)
CASH AT BEGINNING OF THE PERIOD                                                    122,849         141,506         139,794
                                                                                  --------        --------        --------
CASH AT END OF THE PERIOD                                                          121,032         114,288         112,905
                                                                                  ========        ========        ========


See accompanying notes to these condensed consolidated financial statements

                         BE SEMICONDUCTOR INDUSTRIES NV

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1.    CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

      The accompanying condensed consolidated financial statements have been prepared by the Company without audit and reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position and the results of operations for the interim periods presented. The statements have been prepared in accordance with the regulations of the United States Securities and Exchange Commission, but omit certain information and footnote disclosures necessary to present the statements in accordance with generally accepted accounting principles in the United States ("US GAAP"). For further information, these condensed consolidated financial statements should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2001. The results of operations for the nine month period ended September 30, 2002 are not necessarily indicative of the results to be expected for the year ended December 31, 2002.

      The accompanying condensed consolidated financial statements are, solely for the convenience of the reader, also translated into US dollars ("USD") using the Noon Buying Rate in effect on September 30, 2002 (Euro 1 = USD 0.9879). Such translations should not be construed as representations that the Euro amounts could be converted into US dollars at that or any other date.


2.    SHARES OUTSTANDING

      As of December 31, 2001 and September 30, 2002, the Company's authorized capital consisted of 55,000,000 ordinary shares, nominal value of E 0.91 per share, and 55,000,000 preference shares, nominal value E 0.91 per share. At December 31, 2001 and September 30, 2002, 31,794,675 and 30,983,380 ordinary shares, respectively were outstanding. No preference shares were outstanding at December 31, 2001 and September 30, 2002.

      On September 17, 2002, the Company announced that it had adopted a plan to repurchase up to 1,000,000 of the Company's ordinary shares from time to time. As of November 11, 2002, the Company had repurchased 845,045 ordinary shares at an average price of E 5.49 per share under this repurchase program.

3.    INVENTORIES

      Inventories consist of:

                                                                                December 31,         September 30,
                                                                                    2001                  2002
        (in thousands)                                                              EURO                  EURO
                                                                                   ------               ------
        Precious metals........................................                        14                   16
        Raw materials..........................................                     9,146                9,900
        Work in progress.......................................                    18,111               21,233
        Finished goods.........................................                     2,039                2,721
                                                                                   ------               ------

                                                                                  29,310                33,870
                                                                                  ======                ======


4.   INTANGIBLE ASSETS, NET

     Intangible assets consist of:

                                                                                December 31,         September 30,
                                                                                     2001                  2002
        (in thousands)                                                               EURO                  EURO
                                                                                   ------                ------
        Non amortizable:
        Goodwill..............................................                     13,025                18,267

        Amortizable:
        Patents...............................................                     17,953                17,296
        Trademarks............................................                        752                   631
                                                                                   ------                ------
                                                                                   31,730                36,194
                                                                                   ======                ======

      The above amounts are presented net of accumulated amortization of E21.2 million at December 31, 2001 and of E23.0 million at September 30, 2002.

      On January 4, 2002, we acquired Laurier, Inc. ("Laurier") for consideration of US$8.9 million in cash, subject to adjustment upon final determination of Laurier's December 31, 2001 balance sheet. Acquisition cost amounted to US$ 0.4 million. This acquisition was accounted for using the purchase method of accounting. In connection with this transaction, an allocation of the purchase price was made resulting in certain purchase accounting adjustments. We allocated the purchase price, including acquisition costs as follows:


      (in thousands)                                                                    USD
                                                                                       -----
      Net tangible assets.....................................                         1,735
      Patents.................................................                         1,508
      Goodwill................................................                         6,121
                                                                                       -----
                                                                                       9,364
                                                                                       =====

      As of January 1, 2002, we adopted SFAS 142 and SFAS 144. SFAS 142 eliminates the amortization of goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with finite lives and addresses impairment testing and recognition for goodwill and intangible assets with indefinite lives. SFAS 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include disposal of an individual business. As a result of the adoption of SFAS 142, goodwill amortization ceased. No impairment charges resulted from the required impairment evaluations.

      The following table reflects the impact that SFAS 142 would have had on net loss and loss per ordinary share if it had been adopted at the beginning of 2001:

                                                                         Three months ended             Nine months
                                                                              Sept. 30,             ended Sept. 30,
                                                                           2001        2002        2001        2002
        (in thousands, except per share data)                              EURO        EURO        EURO        EURO
                                                                        ------      ------      ------      ------
        Reported net loss................................               (2,767)     (1,654)     (3,480)     (7,813)
        Cease goodwill amortization......................                   267           -         800           -
        Cease goodwill amortization affiliated companies.                   325           -         975           -
                                                                        ------      ------      ------      ------
        Adjusted net loss................................               (2,175)     (1,654)     (1,705)     (7,813)

        Reported loss per share
         -  basic and diluted............................                (0.09)      (0.05)      (0.11)      (0.25)
        Cease goodwill amortization......................                  0.01           -        0.03           -
        Cease goodwill amortization affiliated companies.                  0.01           -        0.03           -
                                                                        ------      ------      ------      ------
        Adjusted loss per share
         -  basic and diluted............................                (0.07)      (0.05)      (0.05)      (0.25)
                                                                        ======      ======      ======      ======

      We assess goodwill and indefinite-lived intangibles for impairment annually unless events occur that require us to conduct more frequent reviews. Long-lived assets, including amortizable intangibles, are tested for impairment if impairment triggers occur. Discounted cash flow analyses are used to assess nonamortizable intangible impairment while undiscounted cash flow analyses are used to assess long-lived asset impairment. If an assessment indicates impairment, the impaired asset is written down to its fair market value based on the best information available. Estimated fair market value is generally measured with discounted estimated future cash flows.

      The useful lives of amortizable intangibles are evaluated periodically, and subsequent to impairment reviews, to determine whether revisions are warranted. If cash flows related to a nonamortizable intangible are not expected to continue for the foreseeable future, a useful life would be assigned.

5. DEFERRED GAIN ON SALE AND LEASE BACK

      On September 28, 2002, the Company sold the land and buildings of one of its subsidiaries in a sale and lease back transaction for E6.5 million in cash. At the date of this transaction, the cost of the land and buildings totaled E6.9 million and the net book value of this real estate amounted to E5.4 million. The Company's gain on this transaction of E1.1 million will be amortized and netted against rental expenses over the twelve and a half year term of the lease. Gross rental expenses total E0.6 million per annum.

      The total deferred gain on the sale and lease back consist of the following:

                                                                            December 31,         September 30,
                                                                               2001                  2002
        (in thousands)                                                         EURO                  EURO
                                                                               ----                 -----
        Deferred gain - current.............................                     --                   84
        Deferred gain - non current.........................                     --                  948
                                                                               ----                 -----
                                                                                 --                 1,032
                                                                               ====                 =====


6.   RESTRUCTURING

      In the second, third and fourth quarters of 2001, the Company adopted restructuring plans that included a total reduction of its global workforce (including temporary workers) by approximately 26%. These actions were necessitated by the semiconductor industry downturn that has resulted in a significant reduction in new orders received by the Company. These actions were taken (i) to better align the Company's cost structure with anticipated revenues and (ii) to improve manufacturing efficiency and productivity. In 2001, the Company recorded pre tax restructuring charges of E 8.3 million (E 5.5 million after tax) in connection with this reduction in workforce.

      In the third quarter of 2002, the Company relocated its flip chip die attach operations from New Jersey to New Hampshire in the United States and consolidated these activities with its die sorting activities to form a single Die Handling Systems business unit. These actions were taken to better align the Company's cost structure with anticipated revenues. The Company recorded a one-time charge for this relocation of E 0.4 million.

      Changes in the total restructuring reserve were:

      (in thousands)                                                              EURO
                                                                                --------
      Restructuring reserve as of January 1, 2002.........................        5,487
      Other...............................................................         (107)
      Second quarter 2002 releases........................................       (1,201)
      Second quarter 2002 additions.......................................        1,205
      Third quarter 2002 additions........................................          400
      Cash payments in the first nine months of 2002......................       (4,147)
                                                                                --------
      Restructuring reserve as of September 30, 2002                              1,637
                                                                                ========

      The provision for the reduction in workforce includes severance and other benefits for approximately 180 employees in The Netherlands and Asia. The releases mainly relate to social security expenses and disabled personnel included for which we are not obliged to pay. The additions to the restructuring reserve mainly related to higher than expected severance cost and later than expected employment terminations. The additions in the third quarter of 2002 mainly relate to severance payments for the reduction in workforce in the United States and relocation cost.

7.   INVESTMENT IN AFFILIATED COMPANIES

      The Company sold its 30% equity interest in its Possehl BESI Electronics N.V. joint venture ("PBE") on November 15, 2001. As a result, investment in affiliated companies as of each of December 31, 2001 and September 30, 2002 is nil.

      The following table presents condensed financial information as to the results of operations of PBE.

                                                                                  Nine months ended September 30,
                                                                                    2001                   2002
           (in thousands)                                                           EURO                   EURO

           Net sales......................................                        136,925                     --
           Gross profit...................................                         14,826                     --
           Operating loss.................................                        (24,154)                    --
           Net loss before minority interest..............                        (27,135)                    --
           Net loss.......................................                        (27,424)                    --


      In December 2001, subsequent to the sale of the Company's 30% interest in PBE on November 15, 2001, the Board of Directors of PBE announced a change in accounting principle. This change, relating to the depreciation method of certain fixed assets, resulted in a one time charge of E5.8 million in the results of PBE in 2001. PBE disclosed, the impact of this accounting change as a cumulative effect of a change in accounting principle computed as of January 1, 2001 as required by US GAAP. Also, as required by US GAAP, the results of operations of PBE for its fiscal year ended December 31, 2001 were prepared on the basis of the newly adopted accounting principle.

      Subsequent to the sale of the 30% interest in PBE, the Company no longer had any representation on the Board of Directors of PBE nor any other rights or responsibilities regarding PBE. As a result, PBE's December 2001 change in accounting principle is treated as a post-disposal subsequent event and the Company's proportionate share of this change has not been included in the Consolidated Statements of Operations. The Company's proportionate share in the results of PBE in the accompanying financial statements is presented on the basis of PBE's former accounting principle. The inclusion of the impact of this change in accounting principle in the financial statements of the Company would not affect the net income (loss) of the Company for the year 2001, as the Company sold its 30% interest in PBE on November 15, 2001, and accordingly, the impact of the change in accounting principle would have resulted in an equal and offsetting adjustment in the loss on the sale of PBE recorded by the Company.

      Although the Company was not required to retroactively adjust its 30% share of the net loss of PBE for 2001 and the amount of the loss on the sale of its investment in PBE since the decision to change the accounting principle was made by PBE subsequent to the disposal date, the following table sets forth the impact that the change would have otherwise had on the Company's results for the three and nine month periods ended September 30, 2001 of the Company.

                                                           Three months ended    Nine months ended
                                                           September 30, 2001    September 30, 2001
        (in thousands)                                           EURO                  EURO
                                                                 ----                  ----

The Company's 30% share in loss of PBE as reported               (2,317)               (8,227)
The Company's 30% share of the cumulative
  effect of change in accounting principle .......                   --                (1,226)
The Company's 30% share of the impact of
  newly adopted accounting principle .............                 (145)                 (435)
                                                                 ------                ------
The Company's 30% share in loss of PBE
  including the effect of change in
  accounting principle ...........................               (2,462)               (9,888)
                                                                 ======                ======


8.   EARNINGS PER SHARE

      Average shares outstanding - basic equals average shares outstanding - fully diluted as the effect to compute loss per share would be anti-dilutive due to the Company's loss for the periods.

      For the three and nine month periods ended September 30, 2001 and 2002, all options were excluded from the calculation of diluted loss per share as the effect would be anti-dilutive due to the Company's loss for those periods.


9.   COMPREHENSIVE INCOME

      Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." This statement requires that companies disclose comprehensive income, which includes net income and other comprehensive income items. Other comprehensive income items include revenues, expenses, gains and losses that under US GAAP are excluded from net income and are reflected as a component of shareholders' equity; such as foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains and losses on marketable securities classified as available-for-sale. The components of comprehensive loss for the Company for the three and nine month periods ended September 30, 2001 and 2002 were net loss and foreign currency translation adjustments. Those components are as follows:

                                       Three months ended                    Nine months ended
                                          September 30,                        September 30,
                                       2001           2002            2001          2002          2002
        (in thousands)                 EURO           EURO            EURO          EURO           USD
                                     -------        -------        -------        -------        -------
Net loss .....................        (2,767)        (1,654)        (3,480)        (7,813)        (7,718)
Other comprehensive loss:
  Foreign currency translation
  Adjustment .................        (4,553)          (134)           851         (4,117)        (4,067)
                                     -------        -------        -------        -------        -------

Comprehensive income (loss) ..        (7,320)        (1,788)        (2,629)       (11,930)       (11,785)
                                     =======        =======        =======        =======        =======

10.    SEGMENT DATA

      The following table summarizes selected financial data of the Company's operating segments. The Company's investment in PBE's leadframes business was sold on November 15, 2001. On January 4, 2002, the Company acquired Laurier Inc., a die sort equipment business. In the third quarter of 2002, the Company consolidated its Die Attach Equipment business and Die Sort Equipment business into a single Die Handling Systems business unit and has reclassified financial data for the Die Attach Equipment business and Die Sort Equipment business for prior periods.


                                       Molding
                                      and Trim      Plating and          Die
                                      and Form      Singulation        Handling      Lead-       Corporate/
(Euro in thousands)                  Equipment       Equipment          System      Frames      Elimination        Total
                                     ---------      -----------       --------      ------      -----------        -----
Three months ended September 30,
2001

Net sales..................             19,633          8,947            2,883           -                -       31,463
Income (loss) before taxes.            (1,640)            320              312           -              998          (10)


Three months ended September 30,
2002

Net sales..................             15,241          5,054            2,118           -                -       22,413
Income (loss) before taxes.               (248)          (689)          (2,418)          -              843       (2,512)


Nine months ended September 30,
2001

Net sales..................             89,754         36,120            5,232           -                -      131,106
Income (loss) before taxes.              3,691          3,003             (802)          -            3,487        9,379

Total assets...............            118,656         57,248           19,313      29,735           70,491      295,443

Nine months ended September 30,
2002

Net sales..................             36,492         12,594            6,957           -                -       56,043
Income (loss) before taxes.             (6,081)        (3,547)          (4,262)          -            2,566      (11,324)

Total assets...............            105,344         59,423           28,885           -           62,199      255,851
                                       -------         ------           ------      ------           ------      -------

11.   DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

      In accordance with SFAS No. 133, which the Company adopted on January 1, 2001, all derivative financial instruments are carried in the Consolidated Balance Sheets at fair value.

      Using qualifying criteria defined in SFAS No. 133, derivative instruments are designated and accounted for as either a hedge of exposure to the change in fair value of a recognized asset or liability or unrecognized firm commitment (fair value hedge), or a hedge of the exposure to variability in the cash flows of a recognized asset or liability, or forecasted transaction (cash flow hedge). For a fair value hedge, the gain or loss (both the effective and ineffective portions) relating to the change in fair value of the derivative instrument is recognized in earnings in the period of change, together with the gain or loss on the hedged item attributable to the hedged risk. For a cash flow hedge, gains and losses relating to changes in the fair value of the derivative instrument that are highly effective are initially recorded in accumulated other comprehensive income or loss and subsequently reclassified into earnings when the underlying hedged item affects earnings. The ineffective portion of cash flow hedges is recognized in earnings immediately. During the first nine months of 2002, the derivative instruments used by the Company all qualified as fair value hedges. The Company does not use derivative financial instruments for trading or speculative purposes.

      The Company uses forward foreign currency exchange contracts to hedge certain firm commitments denominated in foreign currencies. The terms of the currency instruments used are consistent with the timing of the firmly committed transactions being hedged. The purpose of the Company's foreign currency management activity is to seek to protect the Company from changes in fair value of foreign currency denominated transactions that may be adversely affected by changes in exchange rates.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Quarterly Report contains certain forward-looking statements as that term is defined in the Private Litigation Securities Reform Act of 1995. For this purpose any statements herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates", "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. These forward-looking statements represent the expectations of management as of the date of the filing of this report. Actual results could differ materially from those anticipated by the forward-looking statements due to a number of important factors, including the risks and uncertainties faced by us described elsewhere in this Quarterly Report and in other documents we have filed with the Securities and Exchange Commission. You should consider carefully each of these risks and uncertainties in evaluating our financial condition and results of operations.

OVERVIEW

Our net sales and results of operations depend in significant part on the level of capital expenditures by semiconductor manufacturers, which in turn depends on the current and anticipated market demand for semiconductors and for products utilizing semiconductors. Demand for semiconductor devices and expenditures for the equipment required to assemble semiconductors is cyclical, depending in large part on levels of demand worldwide for computing and peripheral equipment, telecommunications devices and automotive and industrial components as well as the production capacity of global semiconductor manufacturers. Historically, as demand for these devices has increased, semiconductor manufacturers have sought to increase their capacity by increasing the number of wafer fabrication facilities and equipment production lines, and installing equipment that incorporates new technology to increase the number of devices and the amount of computing power per device. As demand has increased, semiconductor prices have also typically risen. Conversely, if the additional capacity outstrips the demand for semiconductor devices, manufacturers historically have cancelled or deferred additional equipment purchases until demand again begins to outstrip aggregate capacity. Under such circumstances, semiconductor prices typically fall.

Due to the lead times associated with the production of our semiconductor manufacturing equipment, our sales orders historically have lagged any downturn or recovery in the semiconductor market by approximately nine to twelve months. Our results of operations historically have fluctuated significantly both on an annual and quarterly basis depending on overall levels of semiconductor demand globally and the specific production requirements of our principal customers. During 2001 we saw a significant deterioration in industry conditions. We experienced increased order levels in the first six months of 2002. However, during the third quarter of 2002 we experienced a decrease in bookings as compared to the second quarter of 2002 as the slowdown in the semiconductor and semiconductor equipment industry continued.

Our sales are generated primarily by shipments to the Asian manufacturing operations of leading US and European semiconductor manufacturers and, to a lesser extent, Korean and other Asian manufacturers and subcontractors. Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited.

Our sales to specific customers tend to vary significantly from year to year depending on customers' capital expenditure budgets, new product introductions, production capacity and packaging requirements. In addition, we derive a substantial portion of our net sales from products that have an average selling price in excess of E300,000 and that have significant lead times between the initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in operating results from quarter to quarter.

On January 4, 2002, we acquired Laurier, Inc. ("Laurier"), a privately held company located in Londonderry, New Hampshire, USA, for US$8.9 million in cash, subject to adjustment upon final determination of Laurier's December 31, 2001 balance sheet. Laurier manufactures die sorting equipment used to inspect, select and sort bare die, flip chips, wafer level chip scale packages and opto-electronic devices from a wafer for further processing in assembly operations. It employed approximately 48 people as of September 30, 2002 and had sales of approximately US$17.5 million in its fiscal year ended September 30, 2001. Laurier's results of operations are included in our consolidated results of operations from the date of acquisition. In the third quarter of 2002 we relocated our flip chip die attach operations from New Jersey to New Hampshire in the United States and consolidated these activities with our die sorting business to form a single Die Handling Systems business unit.

EVALUATION OF CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Areas where significant judgments are made include, but are not limited to, revenue recognition, inventories and intangible assets. Actual results could differ materially from these estimates. For a more detailed explanation of the judgments made in these areas, refer to our Annual Report on Form 20-F for the year ended December 31, 2001.

REVENUE RECOGNITION

Our revenue recognition policy conforms to the Securities and Exchange Commission Staff Accounting Bulletin No. 101. Shipment of products occurs after a customer accepts the product at our premises. We recognize revenues from sales of products upon shipment or earlier title transfer. The risk of loss and rewards of ownership with respect to products transfer to customers at that time. The sale of the product to the customer is thereby considered complete and no significant obligations remain after the sale is completed. A customer's sole recourse against us is to enforce our obligations relating to installation, which is considered inconsequential, and warranty. Advance payments received from customers are recorded as a liability until the products have been shipped or title has been transferred. Operating expenses and other income and expense items are recognized in the income statement as incurred or earned.

INVENTORIES

We periodically evaluate whether or not the carrying value of our inventories is in excess of market value or whether we have excess or obsolete items in our inventory. Our evaluation includes judgements regarding future market developments that might have an adverse effect on the valuation of our inventories.

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and custom duties, production labor costs and factory overhead. Precious metals are valued at the market price at the balance sheet date. Variances in market price from balance sheet date to balance sheet date are recorded in gross profit as gains or losses.

INTANGIBLE ASSETS

All of our identifiable intangible assets are deemed to have a finite life and are being amortized over their estimated useful lives. Impairment of such long-lived identifiable intangible assets is based upon projections of future undiscounted cash flows from the operations of the respective businesses. If the sum of the future undiscounted cash flows is less than the carrying value of our identifiable intangible assets, the carrying amount of the identifiable assets is written down to its estimated fair value. Goodwill is subject to an annual impairment test based upon a fair value measure; we use discounted projections of future cash flows for this test.

Goodwill represents the excess of the costs of purchased businesses over the fair value of their net assets at date of acquisition and is amortized by the straight-line method. The amortization of the goodwill from our acquisition of our Meco International B.V. subsidiary and its respective subsidiaries (collectively "Meco") (13 years) and our acquisition of RD Automation ("RDA") (13 years), was based on the weighted average remaining lives of Meco's and RDA's patents as determined by an independent valuation. As of January 1, 2002, we ceased amortizing goodwill, but continue to evaluate goodwill for impairment in accordance with SFAS No. 142, "Goodwill and other intangible assets". The amortization of patents is based on the weighted average remaining lives of 13 years for Meco and RDA and 16 years for our Fico B.V. subsidiary and its respective subsidiaries (collectively "Fico") as determined by an independent valuation at date of acquisition.

EURO

On January 1, 1999, the euro was introduced in most European Monetary Union, ("EMU") countries. All participating EMU countries now operate with the euro as their single currency. We converted all of our share capital into euro during 2001. We have converted all of our financial accounting and reporting currency for Fico and Meco into euro as of December 31, 2001. We have been fully operating in euro since January 1, 2002.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

We are not involved in any speculative trading activities.

Our only related party transactions were with our former PBE joint venture, in which we sold our 30% share on November 15, 2001. Such related party transactions consisted of sales and purchases as specified in the following table.

                                                              January 1, to
                                                               November 15,
(Euro in thousands)                                                 2001
                                                                   -----

Sales.............................................                 3,486

Purchases.........................................                   270
                                                                   -----

Management believes that these transactions were conducted at arms length basis on terms and conditions equivalent to those that could have been obtained from third parties.

The following table discloses our contractual obligations and commercial commitments.

                                                                  Payments Due by Period
                                                 Less than                               After
(Euro in thousands)                                1 year     1-3 years    4-5 years    5 years         Total
Long term debt........................                --          794           --          --             794
Capital lease obligations
  including imputed interest..........               602        1,800        1,200       6,547          10,149
Operating lease.......................             2,400        3,300        1,200       3,900          10,800
Unconditional purchase
  obligations.........................             1,361           --           --          --           1,361
                                                   -----        -----        -----      ------          ------
Total contractual obligations and
  commercial commitments..............             4,363        5,894        2,400      10,447          23,104
                                                   =====        =====        =====      ======          ======

Unconditional purchase obligations relate to equipment and specific external technical staff.

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2001


(Amounts in thousands, except share and per share                     Three Months Ended September 30,
data)
                                                   ------------------------------------------------------------------------
                                                      2001                 %                  2002                   %
                                                      EURO                                    EURO
                                                   -----------        -------------        -----------        -------------
Net sales                                               31,463                100.0             22,413                100.0
Cost of sales                                           19,849                 63.1             15,044                 67.1
                                                   -----------        -------------        -----------        -------------

Gross profit                                            11,614                 36.9              7,369                 32.9

Selling, general and administrative expenses             6,882                 21.9              6,819                 30.4
Research and development expenses                        3,194                 10.1              2,855                 12.7
Restructuring charges                                    1,700                  5.4                400                  1.8
Amortization of intangible assets                          966                  3.1                644                  2.9
                                                   -----------        -------------        -----------        -------------

Total operating expenses                                12,742                 40.5             10,718                 47.8

Operating loss                                          (1,128)                (3.6)            (3,349)               (14.9)
Interest income, net                                     1,118                  3.6                837                  3.7
                                                   -----------        -------------        -----------        -------------

Loss before taxes and equity
  in loss of  affiliated companies                         (10)                 0.0             (2,512)               (11.2)
Income taxes (benefit)                                     115                  0.4               (858)                (3.8)
                                                   -----------        -------------        -----------        -------------
Loss before equity in loss of
  affiliated companies                                    (125)                (0.4)            (1,654)                (7.4)

Equity in loss of affiliated companies, net             (2,642)                (8.4)                --                   --
                                                   -----------        -------------        -----------        -------------

Net loss                                                (2,767)                (8.8)            (1,654)                (7.4)
                                                   ===========        =============        ===========        =============

Loss per share - basic and diluted                       (0.09)                                  (0.05)

Weighted number of shares - basic                   31,794,675                              31,330,660
Weighted number of shares - diluted                 31,794,675                              31,330,660
                                                   ===========                             ===========

THREE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2001

NET SALES
Our net sales consist of sales of automated molding systems, automated trim and form integration systems, singulation systems, automated plating systems and die handling systems.

Our net sales decreased from E31.5 million in the third quarter of 2001 to E22.4 million in the third quarter of 2002, a decrease of 28.9%. The decrease in net sales in the third quarter of 2002 as compared to the third quarter of 2001 was due to a significant deterioration in industry conditions and extensions of product delivery dates, resulting in a significantly lower volume of shipments. Net sales in the third quarter of 2002 increased by 16.7% compared to net sales of E19.2 million in the second quarter of 2002 due to increased order activity in the first half of 2002, resulting in increased shipments in the third quarter of 2002.

Our net sales per product line for the third quarter, were as follows:

                                                                  Three months ended September 30,
                                                                      2001                 2002
                                                                       EUR                  EUR              % change
                                                                       ---                  ---              --------

Automated molding systems................................              8.3                 10.7                  28.9
Automated trim and form integration systems..............             11.4                  4.6                 (59.6)
Singulation systems......................................                -                  0.9                    --
Automated plating systems................................              8.9                  4.1                 (53.9)
Die handling systems.....................................              2.9                  2.1                 (27.6)
                                                                      ----                 ----                 -----
TOTAL NET SALES                                                       31.5                 22.4                 (28.9)
                                                                      ====                 ====                 =====

BACKLOG
Our backlog at September 30, 2002 decreased by 2.6% to E44.9 million from E46.1 million at June 30, 2002 and increased by 23.0% from E36.5 million at December 31, 2001, primarily due to increased bookings for trim and form integration systems, singulation systems and plating systems. New orders in the first nine months of 2002 were E64.4 million, including E1.8 million of die sort systems' backlog that was acquired as part of our purchase of Laurier, an increase of 74.5% compared to E36.9 million in the first nine months of 2001. The book-to-bill ratio for the first nine months of 2002 was 1.15 compared to 0.28 for the first nine months of 2001. The book-to-bill ratio was 0.95 for the third quarter of 2002, as compared to a book-to-bill ratio of 0.14 in the third quarter of 2001 and 1.41 for the second quarter of 2002.

We include in backlog only those orders for which we have received a completed purchase order. Such orders are subject to cancellation by the customer with payment of a negotiated charge. Because of the possibility of customer changes in delivery schedules, cancellation of orders and potential delays in product shipments, our backlog as of any particular date may not be representative of actual sales for any succeeding period.

GROSS PROFIT
Cost of sales includes materials, purchased components and subassemblies from subcontractors, direct labor and manufacturing overhead. It also includes costs relating to the pre-production and customization of new equipment once a product has advanced beyond the prototype stage. Changes in cost of sales typically lag changes in net sales due to our manufacturing lead times.

Gross profit decreased by 36.2% from E11.6 million in the third quarter of 2001 to E7.4 million in the third quarter of 2002 due to the decrease in net sales and gross margin. As a percentage of net sales, gross profit decreased from 36.9% in the third quarter of 2001 to 32.9% in the third quarter of 2002, as the decrease in net sales in the third quarter of 2002 was only partially offset by reduced production and overhead cost.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses consist of expenses related to sales of products and services, administrative and other corporate level expenses not related to the production of products and all expenses associated with ongoing customer support.

Our selling, general and administrative expenses decreased slightly by 1.4% from E6.9 million in the third quarter of 2001 to E6.8 million in the third quarter of 2002. As a percentage of net sales, selling, general and administrative expenses increased from 21.9% in the third quarter of 2001 to 30.4% in the third quarter of 2002 primarily due to the significant decrease in net sales.

RESEARCH AND DEVELOPMENT EXPENSES
Research and development spending relating to packaging and die handling equipment varies from year to year depending on our new product development cycle. As research and development expenses do not include pre-production and customization costs, our research and development expenses decrease as products move from prototype development to production and final customer acceptance.

Research and development expenses relating to plating equipment include costs related solely to new product development efforts and exclude new product pre-production and customization expenses and design and engineering expenses incurred in sustaining and enhancing existing product lines.

Our research and development expenses decreased 9.4% from E3.2 million in the third quarter of 2001 to E2.9 million in the third quarter of 2002. As a percentage of net sales, research and development expenses were 10.1% and 12.7% in the third quarter of 2001 and 2002, respectively. Research and development spending in the third quarter of 2002 was mainly related to integrated assembly line functionality and chip scale ball grid array packaging applications. The increase in research and development spending as a percentage of net sales in the third quarter of 2002 reflects our continued investment in research and development despite the current market downturn.

RESTRUCTURING CHARGES
On September 15, 2001, we adopted an initial restructuring plan that included a reduction of our global workforce (including temporary workers) of approximately 13%. These actions were necessitated by the semiconductor industry downturn that resulted in a significant reduction in new orders. We undertook this restructuring: (i) to better align our cost structure with anticipated revenues and (ii) to improve manufacturing efficiency and productivity. We recorded pre-tax restructuring charges of E3.6 million in connection with the reduction of our workforce in the third quarter of 2001. As a result of continued adverse market conditions in the semiconductor equipment industry, we took additional restructuring measures in each of the third and fourth quarters of 2001, which resulted in a cumulative workforce reduction of approximately 26%. In connection with those additional restructuring measures, we incurred additional restructuring charges for employee severance and benefits of E4.7 million.

In the third quarter of 2002, we relocated our flip chip die attach operations from New Jersey to New Hampshire in the United States and consolidated these activities with our die sorting business to form a single Die Handling Systems business unit. These actions were taken to better align the Company's cost structure with anticipated revenues. We recorded a one-time charge for this relocation of E 0.4 million.

Changes in the total restructuring reserve were:

(Euro in thousands)

Restructuring reserve as of January 1, 2002 ..        5,487
Other ........................................         (107)
Second quarter 2002 releases .................       (1,201)
Second quarter 2002 releases .................        1,205
Third quarter 2002 additions .................          400
Cash payments in the first nine months of 2002       (4,147)
                                                     ------

Restructuring reserve as of September 30, 2002        1,637
                                                     ======

The provisions in 2001 for the reduction in workforce includes severance and other benefits for approximately 180 employees in The Netherlands and Asia. Total remaining cash outlays for restructuring activities are expected to be E2.2 million, which primarily will be expended during the fourth quarter of 2002. The additions in the third quarter of 2002 mainly relate to severance payments for the reduction in workforce in the United States and relocation cost.


OPERATING LOSS
Our operating loss increased from E1.1 million in the third quarter of 2001 to E3.3 million in the third quarter of 2002. The operating loss in the third quarters of 2001 and 2002 included restructuring charges of E1.7 million and E1.7 million, respectively. The operating loss in the third quarter of 2002 decreased compared to the third quarter of 2001, primarily due to decreased net sales and gross margins, partially offset by decreased operating expenses and higher restructuring expenses which were included in the 2001 period.

INTEREST INCOME, NET
Interest income decreased from E1.1 million in the third quarter of 2001 to E0.8 million in the third quarter of 2002, due to lower interest rates.

INCOME TAXES (BENEFIT)
Our income tax expense was E0.1 million in the third quarter of 2001 as compared to an income tax benefit of E0.9 million in the third quarter of 2002. The effective tax rate in the third quarter of 2002 was 34.2%. The effective tax rate for the first nine months of 2002 represents management's best estimate of the effective tax rate for the fiscal year ended December 31, 2002.

EQUITY IN LOSS OF AFFILIATED COMPANIES
Equity in loss of affiliated companies amounted to a loss of E2.6 million for the third quarter of 2001. On November 15, 2001, we sold our 30% equity interest in PBE to L.Possehl & Co. mbH. ("Possehl").

NET LOSS
Our net loss decreased from E2.8 million in the third quarter of 2001 to E1.7 million in the third quarter of 2002. The decrease was principally due to higher restructuring charges incurred in the third quarter of 2001, the loss contribution by PBE in the third quarter of 2001 and decreased operating expenses, partially offset by significantly lower net sales and gross margins.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2001

(Amounts in thousands, except share and per share data)                  Nine Months Ended September 30,
                                                           ------------------------------------------------------------------------
                                                               2001                                  2002
                                                               Euro                  %               Euro                   %
                                                           -----------        -------------        -----------        -------------
Net sales ..................................                   131,106                100.0             56,043                100.0
Cost of sales ..............................                    80,824                 61.6             39,278                 70.1
                                                           -----------        -------------        -----------        -------------

Gross profit ...............................                    50,282                 38.4             16,765                 29.9

Selling, general and administrative expenses                    24,243                 18.5             19,615                 35.0
Research and development expenses ..........                    11,772                  9.0              8,744                 15.6
Restructuring charges ......................                     5,300                  4.0                400                  0.7
Amortization of intangible assets ..........                     2,893                  2.2              1,950                  3.5
                                                           -----------        -------------        -----------        -------------

Total operating expenses ...................                    44,208                 33.7             30,709                 54.8

Operating income (loss) ....................                     6,074                  4.6            (13,944)               (24.9)
Interest income, net .......................                     3,305                  2.5              2,620                  4.7
                                                           -----------        -------------        -----------        -------------

Income (loss) before taxes and equity
  in loss of affiliated companies ..........                     9,379                  7.2            (11,324)               (20.2)
Income taxes (benefit) .....................                     3,657                  2.8             (3,511)                (6.3)
                                                           -----------        -------------        -----------        -------------
Income (loss) before equity in loss of
  affiliated companies .....................                     5,722                  4.4             (7,813)               (13.9)
Equity in loss of affiliated
companies, net .............................                    (9,202)                (7.0)                --
                                                           -----------        -------------        -----------        -------------
Net loss ...................................                    (3,480)                (2.7)            (7,813)               (13.9)
                                                           -----------        -------------        -----------        -------------

Loss per share - basic and diluted .........                     (0.11)                                  (0.25)

Weighted number of shares - basic ..........                31,794,675                              31,638,304
Weighted number of shares - diluted ........                31,794,675                              31,638,304
                                                           ===========                             ===========

FIRST NINE MONTHS 2001 COMPARED TO FIRST NINE MONTHS 2002

NET SALES
Our net sales decreased from E131.1 million in the first nine months of 2001 to E56.0 million in the same period of 2002, a decrease of 66.3%. The decrease in net sales in the first nine months of 2002 as compared to the first nine months of 2001, was due to a significant deterioration in industry conditions, extensions of product delivery dates and order cancellations by customers, resulting in a significantly lower volume of shipments.

Our net sales per product line for the first nine months ended September 30, 2001 and 2002 were as follows:

                                                Nine months ended September 30,
                                                     2001         2002
                                                     EUR          EUR             % change
                                                     ---          ---             --------

Automated molding systems .................           53.5        27.0             (49.5)
Automated trim and form integration systems           36.3         9.5             (73.8)
Singulation systems .......................            3.6         0.9             (75.0)
Automated plating systems .................           32.5        11.7             (64.0)
Die handling systems ......................            5.2         6.9              26.9
                                                     -----       -----             -----

TOTAL NET SALES ...........................          131.1        56.0             (66.3)
                                                     =====       =====             =====

GROSS PROFIT
Gross profit decreased by 66.6% from E50.3 million in the first nine months of 2001 to E16.8 million in the first nine months of 2002. As a percentage of net sales, gross profit decreased from 38.4% in the nine months ended September 30, 2001 to 29.9% in the same period of 2002, due to the decrease in net sales in the first nine months of 2002 which was only partially offset by reduced production and overhead costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Our selling, general and administrative expenses for the nine months ended September 30, 2001 totaled E24.2 million and represented 18.5% of net sales, compared to E19.6 million or 35.0% of net sales in the nine month period ended September 30, 2002. The decrease in selling, general and administrative expenses and increase as percentage of net sales, resulted primarily from the decrease in net sales levels and lower expenses related to our restructuring efforts.

RESEARCH AND DEVELOPMENT EXPENSES
Our research and development expenses decreased from E11.8 million in the nine months ended September 30, 2001 to E8.7 million in the same period of 2002. As a percentage of net sales, research and development expenses were 9.0% and 15.6%, respectively. The increase in research and development spending as a percentage of net sales in the first nine months of 2002 reflects our continued investment in research and development despite the current market downturn.

OPERATING INCOME (LOSS)
Our operating income (loss) decreased from income of E6.1 million in the the first nine months of 2001 to a loss of E13.9 million in the first nine months of 2002. Operating income (loss) for the 2001 and

2002 period included restructuring charges of E5.3 million and E0.4 million, respectively. Operating income (loss) in the first nine months of 2002 decreased as compared to the first nine months of 2001 due to decreased sales and gross margins, partially offset by lower operating expenses in the first nine months of 2002 as compared to the same period in 2001.

INTEREST INCOME, NET
Our interest income, net decreased from E3.3 million in the first nine months of 2001 to E2.6 million in the first nine months of 2002, due to lower interest rates.

INCOME TAXES (BENEFIT)
Our income tax expense amounted to E3.7 million in the first nine months of 2001 compared to an income tax benefit of E3.5 million in the first nine months of 2002. The tax rate was 39.0% in the first nine months of 2001 and 31.0% in the 2002 period. The decrease in effective tax rate is due to the relatively high impact of non-deductible expenses and losses in foreign subsidiaries in the 2001 period as management expects that the losses in certain foreign subsidiaries cannot be used in the foreseeable future. The effective tax rates represent management's best estimate of the effective tax rate for the full fiscal year 2002.

EQUITY IN LOSS OF AFFILIATED COMPANIES
Equity in loss of affiliated companies amounted to loss of E9.2 million for the first nine months of 2001. On November 15, 2001 we sold our 30% equity interest in PBE to Possehl.

NET LOSS
Our net loss for the first nine months of 2001 amounted to E3.5 million compared to E7.8 million in the first nine months of 2002. The increase in the first nine months of 2002 compared to the first nine months of 2001 was principally due to the decrease in net sales and gross margins, partially offset by the decrease in operating expenses in 2002, the restructuring charges included in the first nine months of of 2001 and the loss contribution by PBE in the first nine months of 2001.


LIQUIDITY AND CAPITAL RESOURCES

We had E141.5 million and E114.3 million in cash at December 31, 2001 and September 30, 2002, respectively.

We finance Meco on a stand-alone basis. Meco utilizes funds generated from its results of operations and available bank lines of credit to finance its working capital and capital expenditure requirements. Meco and Fico maintain lines of credit with various local commercial banks. The credit lines of Meco and Fico are generally unsecured. The principal restrictive covenant in each line is related to solvency ratios, which generally are based on a ratio of each subsidiary's equity to its assets. Currently, our RDA and Laurier subsidiaries and, to a certain extent, Fico are financed through intercompany loans.

The working capital requirements of our subsidiaries are affected by the receipt of periodic payments on orders from their customers. Although Fico and Laurier generally receive partial payments for automated molding systems, automated trim and form integration systems and die sort systems prior to final installation, initial payments generally do not cover a significant portion of the costs incurred in the manufacturing of such systems. Meco and RDA generally receive a higher initial payment upon receipt of orders than Fico and Laurier.

Net cash provided by (used in) operating activities were E8.6 million and (E13.9) million in the first nine months of 2001 and 2002, respectively. The primary use of cash from operations in the first nine months of 2002 were a net loss of E7.8 million that included non-cash charges of E5.0 million for depreciation and amortization and E2.4 million other non cash losses, combined with increased working capital requirements of E8.7 million. At September 30, 2002, our cash totaled E114.3 million and our total debt and capital lease obligations totaled E9.3 million which included a subordinated loan of E1.3 million outstanding from De Nationale Investeringsbank N.V., 90% of which is guaranteed by the government of The Netherlands. At September 30, 2002, shareholders' equity stood at E212.5 million.

At June 28, 2002, we sold the land and buildings of one of our subsidiaries in a sale and lease back transaction for E6.5 million in cash. At the date of this transaction, the cost of the land and buildings totaled E6.9 million and the net book value of the real estate sold by us amounted to E5.4 million. Our gain on this transaction of E1.1 million will be amortized and netted against rental expenses over the twelve and a half year term of the lease. Gross rental expenses total E0.6 million per annum.

Our capital expenditures decreased from E2.9 million in the first nine months of 2001 to E2.5 million in the first nine months of 2002. The expenditures in the first nine months of 2002 were incurred primarily for the purchase of machinery and computer equipment. We expect total capital spending in 2002 to increase to approximately E6.0 million.. The planned capital expenditures are primarily related to (i) the construction of a new 80,000 square foot facility in Duiven, The Netherlands for molding systems and tooling manufacturing (ii) the establishment of our first manufacturing facility in mainland China for the production of tools.

On June 17, 2002, we announced that we had adopted a plan to repurchase up to 1,000,000 of the our ordinary shares from time to time. As of November 11, 2002, we had repurchased 845,045 ordinary shares at an average price of E5.49 per share under this repurchase program.

At September 30, 2002, we had available lines of credit amounting to E26.8 million, under which no borrowings were outstanding. At September 30, 2002, E0.3 million was reserved for guarantess and E1.2 million was reserved for foreign exchange contracts under such lines. Interest is charged at the bank's base lending rates plus increments ranging from 1.0% to 1.5%. The credit facility agreements include covenants requiring to maintain certain financial ratios. We were in compliance with, or had received waivers for, all loan covenants at September 30, 2002.

We believe that our cash position, internally generated funds and available lines of credit will be adequate to meet our levels of capital spending, research and development and working capital requirements for at least the next twelve months.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Boards ("FASB") issued SFAS No. 141, "Business combinations", and SFAS No. 142, "Goodwill and other intangible assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after September 30, 2001 as well as all purchase method business combinations completed after September 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of".

We adopted the provisions of Statement No. 141 as at July 1, 2001 and Statement No. 142 as at January 1, 2002. Any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after September 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate SFAS No. 142 requirements. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized prior to January 1, 2002.

Statement No. 141 requires that we evaluate our existing intangible assets and goodwill that were acquired in a prior purchase business combinations, and make any necessary reclassifications in order to conform with the new criteria in Statement No. 141 for recognition apart from goodwill. Effective January 1, 2002, we no longer amortize goodwill, but evaluate it for impairment annually. We have completed the initial impairment review required by SFAS 142 and have determined that our intangible assets were not impaired. In addition, we reassessed the useful lives and residual values of all intangible assets acquired in purchase business combinations. In addition, to the extent an identifiable asset has identified an indefinite useful life, we tested the intangible asset for impairment in accordance with the provisions of Statement No. 142.

In connection with the transitional goodwill impairment evaluation, Statement No. 142 requires us to perform an assessment of whether there is an indication that goodwill, and equity-method goodwill, is impaired as of January 1, 2002. To accomplish this, we identified our reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. We determined the fair value of each reporting unit and compared it to the reporting unit's carrying amount. As the reporting unit's carrying amount did not exceed its fair value, no indication existed that the reporting unit's goodwill was impaired. As a result, we were not required to perform the third step of the transitional impairment test. In the third step, we must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. Effective January 1, 2002, we no longer amortize goodwill but evaluate it for impairment annually. We have completed the initial impairment review required by SFAS 142 and have determined that our intangible assets were not impaired.

As of September 30, 2002, we have unamortized goodwill in the amount of E18.3 million, unamortized indentifiable intangible assets in the amount of E17.9 million, and no unamortized negative goodwill, all of which is subject to the transition provisions of Statements No. 141 and No. 142. Amortization expenses related to goodwill was E1.2 million for the first nine months of 2001. In September 2001, the FASB issued SFAS No. 143, "Accounting for asset retirement obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. It requires that we recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. We are currently assessing SFAS No. 143 and the impact that adoption, in 2003, will have on our consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the impairment or disposal of long-lived assets to be disposed of", and Accounting Principles Board Opinion No. 30 "Reporting the results of operations - reporting the effects of a disposal of a segment of a business, and extraordinary, unusual and infrequently occurring events and transactions". SFAS No. 144 establishes a single accounting model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. We adopted SFAS No. 144 effective January 1, 2002 and believe that the adoption did not have a material impact on our consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities." SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. It is effective for exit or disposal activities that are initiated after December 31, 2002. We are currently in the process of evaluating this new standard and have not yet determined its impact.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

The following important factors, among others, could cause our actual results to differ materially from those contained in forward-looking statements made in this report or presented elsewhere by management from time to time.

OUR NET SALES AND RESULTS OF OPERATIONS DEPEND IN SIGNIFICANT PART ON ANTICIPATED DEMAND FOR SEMICONDUCTORS, WHICH IS HIGHLY CYCLICAL, AND THE SEMICONDUCTOR MARKET HAS RECENTLY EXPERIENCED A SIGNIFICANT AND SUSTAINED DOWNTURN.

Capital expenditures of our customers for semiconductor manufacturing equipment depend on the current and anticipated market demand for semiconductors and products using semiconductors. The semiconductor industry is highly cyclical and has suffered significant economic downturns at various times. These downturns have involved periods of production overcapacity, oversupply, reduced prices and lower net sales, and have regularly been associated with dramatically reduced levels in capital expenditures for semiconductor facilities and equipment. Due to the lead times associated with the production of semiconductor equipment, a rise or fall in the level of sales of semiconductor equipment typically lags any downturn or recovery in the semiconductor market by approximately nine to twelve months. For example, according to trade association data, worldwide sales of all semiconductor products grew by more than 40% in 1995. In 1996, however, the market began to experience a significant downturn due to production overcapacity and severely falling prices that resulted in an 8.6% decrease in worldwide sales. Worldwide semiconductor sales in 2001 decreased by more than 30% from 2000. These conditions had a direct result on our net sales, results of operations and backlog. Our backlog had decreased by 74% at the end of 2001 compared to December 31, 2000 due to a steep decline in semiconductor production and capital expenditure cutbacks initiated by our customers during this period. Due to the low levels of bookings in the second half of 2001 and the first nine months of 2002, we expect that our 2002 net sales will decline substantially, and that our 2002 net income will decline substantially compared with 2001 on a comparable basis. Downturns in the industry can be severe and protracted and could again impact our net sales, results of operations and backlog.

OUR QUARTERLY NET SALES AND OPERATING RESULTS FLUCTUATE SIGNIFICANTLY.
Our quarterly net sales and operating results have varied in the past and may continue to fluctuate in the future. We believe that period-to-period comparisons of our operating results are not necessarily indicative of future operating results. Factors that have caused our results to fluctuate in the past and which are likely to affect us in the future include the following:

   -  the volatility of the semiconductor industry;

   - the length of sales cycles and lead-times associated with our product offerings;

   -  the timing, size and nature of our transactions;

   - market acceptance of new products or product enhancements by us or our competitors;

   - the timing of new personnel hires and the rate at which new personnel become productive;

   -  changes in pricing policies by our competitors;

   -  changes in our operating expenses;

   - our ability to adjust production capacity on a timely basis to meet customer demand; and

   -  fluctuations in foreign currency exchange rates.

OUR BACKLOG AT ANY PARTICULAR DATE MAY NOT BE INDICATIVE OF OUR FUTURE OPERATING RESULTS.
Our backlog amounted to E44.9 million at September 30, 2002. In market downturns, semiconductor manufacturers historically have cancelled or deferred additional equipment purchases. For example, backlog decreased significantly in 2001 due to a steep decline in semiconductor production and capital expenditure cutbacks initiated by our customers during this period. The orders in our backlog are subject to cancellation by the customer at any time upon payment of a negotiated charge. Because of the possibility of changes in delivery schedules, cancellations of orders and potential delays in product shipments, our backlog at any particular date may not be representative of actual sales for any succeeding period.

BECAUSE OF THE LENGTHY AND UNPREDICTABLE SALES CYCLE ASSOCIATED WITH OUR TRANSACTIONS, WE MAY NOT SUCCEED IN CLOSING TRANSACTIONS ON A TIMELY BASIS, IF AT ALL, WHICH WOULD ADVERSELY AFFECT OUR NET SALES AND OPERATING RESULTS. Transactions for our products often involve large expenditures as the average selling price for a substantial portion of the equipment we offer exceeds E300,000. The sales cycles for these transactions are often lengthy and unpredictable. Factors affecting the sales cycle include:

   -  customers' capital spending plans and budgetary constraints;

   -  the timing of customers' budget cycles; and

   -  customers' internal approval processes.

We may not succeed in closing such large transactions on a timely basis or at all, which could cause significant variability in our net sales and results of operations for any particular period.

A LIMITED NUMBER OF CUSTOMERS HAVE ACCOUNTED FOR A SIGNIFICANT PERCENTAGE OF OUR NET SALES, AND OUR FUTURE NET SALES COULD DECLINE IF WE CANNOT KEEP OR REPLACE THESE CUSTOMER RELATIONSHIPS.
Historically, a limited number of our customers have accounted for a significant percentage of our net sales. In the first nine months of 2002, our three largest customers accounted for approximately 44% of our net sales, with the largest customer accounting for approximately 17% of our net sales. We anticipate that our results of operations in any given period will continue to depend to a significant extent upon revenues from a small number of customers. In addition, we anticipate that the identity of such customers will continue to vary over time, so that the achievement of our long-term goals will require us to maintain relationships with our existing clients and to obtain additional customers on an ongoing basis. Our failure to enter into and realize revenue from a sufficient number of contracts during a particular period could have a significant adverse effect on our net sales.

WE MAY FAIL TO COMPETE EFFECTIVELY IN OUR MARKET.
We face substantial competition from established companies, based primarily in Japan, various other Pacific Rim countries and the United States, many of which have greater financial, engineering, manufacturing and marketing resources than us. We believe that once a semiconductor manufacturer has decided to buy semiconductor assembly equipment from a particular vendor, the manufacturer often continues to use that vendor's equipment in the future. Accordingly, it is often difficult to achieve significant sales to a particular customer once another vendor's products have been installed. Furthermore, some companies have historically developed, manufactured and installed back-end assembly equipment internally, and it may be difficult for us to sell our products to these companies. Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited. We believe that the limited growth of the Japanese semiconductor industry in recent years has caused our Japanese competitors to intensify their efforts to export their products to other areas of the world, particularly Asia. As a result, competition in these markets has become increasingly intense.

We believe that a decrease in the value of the Japanese yen or the U.S. dollar and dollar-linked currencies in relation to the euro could lead to intensified price-based competition in our markets resulting in lower prices and margins and could have a negative impact on our business and results of operations.

We believe that our ability to compete successfully in our market depends on a number of factors both within and outside our control, including:

   -  price, product quality and system performance;

   -  ease of use and reliability of our products;

   -  manufacturing lead times, including the lead times of our subcontractors;

   -  cost of ownership;

   -  success in developing or otherwise introducing new products; and

   -  market and economic conditions.

We cannot assure you that we will be able to compete successfully in the future.

WE MUST INTRODUCE NEW PRODUCTS IN A TIMELY FASHION AND ARE DEPENDENT UPON THE MARKET ACCEPTANCE OF THESE PRODUCTS.
Our industry is subject to rapid technological change and new product introductions and enhancements. Our business strategy and results of operations are largely based upon accurate anticipation of customer and market requirements. Our ability to implement our overall strategy and remain competitive will depend in part upon our ability to develop new and enhanced products and to introduce them at competitive price levels. We must also accurately forecast commercial and technical trends in the semiconductor industry so that our products provide the functions required by our customers and are configured to be used in our customers' facilities. We may not be able to respond effectively to technological changes or to specific product announcements by competitors.

Although we expect to continue to introduce new products in each of our product lines, we cannot assure you that we will be successful in developing new products in a timely manner or that any new products will achieve market acceptance.

WE ARE LARGELY DEPENDENT UPON OUR INTERNATIONAL OPERATIONS.
We have facilities and personnel in The Netherlands, Malaysia, Korea, Hong Kong, Singapore, Japan and the United States and our products are marketed, sold and serviced worldwide. Our operations are subject to risks inherent in international business activities, including, in particular:

   -  general economic conditions in each country;

   - the overlap of different tax structures and management of an organization spread over various countries;

   - unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivables payment cycles in some countries; and

   - import and export licensing requirements, trade restrictions and changes in tariff and freight rates.

In addition, each region in the global semiconductor equipment market exhibits unique characteristics that can cause capital equipment investment patterns to vary significantly from period to period.

WE ARE DEPENDENT ON NET SALES FROM CUSTOMERS IN VARIOUS PACIFIC RIM COUNTRIES WHO HAVE EXPERIENCED ECONOMIC DIFFICULTIES.
Our net sales are dependent upon customers in various Pacific Rim countries. Many Pacific Rim countries have experienced banking and currency difficulties that have led to an economic slowdown in those countries. Specifically, the decline in value of the Korean and Southeast Asian currencies, together with difficulties in obtaining credit, has resulted in a decline in the purchasing power of our Korean and Southeast Asian customers and has resulted in the cancellation or delay of orders for our products from Korean and Southeast Asian customers. In addition, if Japan's economy weakens further, investments by Japanese customers may be negatively affected and it is possible that economic recovery in other Pacific Rim countries could be delayed.

OUR RESULTS OF OPERATIONS HAVE IN THE PAST AND COULD IN THE FUTURE BE AFFECTED BY CURRENCY EXCHANGE RATE FLUCTUATIONS.
The percentage of our consolidated net sales that is denominated in euro is approximately 60% whereas net sales represented by U.S. dollars or dollar-linked currencies is approximately 40%. Approximately 75% of our costs and expenses are denominated in euro. As a result, our results of operations could be affected by fluctuations in the value of the euro against the dollar. We seek to manage our exposure to such fluctuations by hedging firmly committed sales contracts denominated in U.S. dollars. While management will continue to monitor our exposure to currency fluctuations and, as appropriate, use financial hedging instruments to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not have an adverse effect on our results of operations or financial condition.

Although we do not anticipate paying any dividends or other distributions to shareholders for the foreseeable future, any such distributions would be made in euro. Accordingly, the value of distributions to shareholders electing to convert euro into another currency not linked to the euro would depend in part on the fluctuation of the value of the euro against such other currency.

IF WE FAIL TO CONTINUE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL, OUR BUSINESS MAY BE HARMED.
Our future operating results depend in significant part upon the continued contribution of our senior executive officers and key employees, including a number of specialists with advanced university qualifications in engineering, electronics and computing. In addition, our business and future operating results depend in part upon our ability to attract and retain other qualified management, technical, sales and support personnel for our operations. We believe that our ability to increase the manufacturing capacity of our subsidiaries has from time to time been constrained by the limited number of such skilled personnel. Competition for such personnel is intense, and we may not be able to continue to attract and retain such personnel. The loss of any key executive or employee or the inability to attract and retain skilled executives and employees as needed could adversely affect our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD MAKE US LESS COMPETITIVE AND CAUSE US TO LOSE MARKET SHARE.
Although we seek to protect our intellectual property rights through patents, trademarks, copyrights, trade secrets and other measures, we cannot assure you that we will be able to protect our technology adequately, that our competitors will not be able to develop similar technology independently, that any of our pending patent applications will be issued, or that intellectual property laws will protect our intellectual property rights. In addition, we operate internationally, and intellectual property protection varies among the jurisdictions in which we conduct business. Litigation may be necessary in order to enforce our patents, copyrights or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business and operating results. Third parties may seek to challenge, invalidate or circumvent any patent issued to us, and the rights granted under any patent issued to us may not provide competitive advantages to us or third parties may assert that our products infringe patent, copyright or trade secrets of such parties. Furthermore, third parties may independently develop similar products or duplicate our products.

WE ARE SUBJECT TO ENVIRONMENTAL RULES AND REGULATIONS IN A VARIETY OF JURISDICTIONS.
We are subject to a variety of governmental regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our manufacturing processes. Environmental claims or the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. New regulations could require us to acquire costly equipment or to incur other significant expenses. Any failure by us to control the use or adequately restrict the discharge of hazardous substances could subject us to future liabilities.

WE RECENTLY ACQUIRED LAURIER AND AS PART OF OUR FUTURE GROWTH STRATEGY WE MAY MAKE ADDITIONAL ACQUISITIONS OR INVESTMENTS IN COMPANIES OR TECHNOLOGIES ANY OF WHICH COULD DISRUPT OUR ONGOING BUSINESS, DISTRACT OUR MANAGEMENT AND EMPLOYEES, INCREASE OUR EXPENSES AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.
If we do not successfully integrate the business and technology of Laurier, our business may be harmed. We expect to incur costs and commit significant management time integrating Laurier operations, technology, development programs, products, clients and personnel. These costs may be substantial.

If we do not realize the expected benefits of the purchase of Laurier, our financial results, including earnings per share, could be adversely affected. Achieving the benefits of the acquisition will depend in part on the successful integration of operations, technology, development programs, products, clients and personnel in a timely and efficient manner. Integration efforts may be difficult and unpredictable because of possible cultural conflicts and different opinions on technical decisions, strategic plans, personnel and other decisions. We do not know whether we will be successful in these integration efforts and cannot assure you that it will realize the expected benefits of the acquisition.

In addition, it is possible, as part of our future growth strategy, that we will from time-to-time acquire or make investments in companies and technologies. We could face difficulties in assimilating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. In addition, these acquisitions may disrupt our ongoing operations, divert management from day-to-day business, increase our expenses and adversely impact our results of operations. Any future acquisitions could involve other risks, including the assumption of additional liabilities, dilutive issuances of equity securities and incurrence of debt. In addition, these types of transactions often result in charges to earnings for such items as amortization of goodwill or in-process research and development expenses.

WE ARE SUBJECT TO PROVISIONS OF NETHERLANDS LAW WHICH MAY RESTRICT THE ABILITY OF OUR SHAREHOLDERS TO MAKE SOME DECISIONS.
We are subject to provisions of Netherlands law applicable to large corporations ("structuurregime") that, together with some provisions of our Articles of Association, have the effect of concentrating control over significant corporate decisions and transactions in the hands of our Supervisory Board.

Under such regime, the Supervisory Board of a corporation has the power to appoint its own members, to appoint and dismiss members of the board of management, and to adopt the annual financial statements of the corporation. This regime may have the effect of delaying or preventing a change in control that shareholders may find favorable.

In addition, in April 2000 we established the Stichting Continuiteit BESI, a foundation whose board consists of five members, four of whom are independent of BE Semiconductor Industries. We have granted the foundation a call option pursuant to which it may purchase up to 55,500,000 of our preference shares. If the foundation were to exercise the call option, it may result in delaying or preventing a change in control that shareholders may find favorable.


ITEM 3:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks from changes in foreign currency exchange rates and interest rates, which may adversely affect our results of operations and financial condition. We seek to minimize the risks associated with interest rate and foreign currency exchange rate fluctuations through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not use financial instruments for trading or other speculative purposes.

FOREIGN CURRENCY EXCHANGE RATE RISK

As a consequence of the global nature of our businesses, our operations and reported financial results and cash flows are exposed to the risks associated with fluctuations in exchange rates between the euro and other major world currencies. Currency exchange rate movements typically also affect economic growth, inflation, interest rates, government actions and other factors. These changes can cause us to adjust our financing and operating strategies. The discussion below of changes in currency exchange rates does not incorporate these other economic factors. For example, the sensitivity analysis presented in the foreign exchange rate risk discussion below does not take into account the possibility that rates can move in opposite directions and that gains from one category may or may not be offset by losses from another category. Operations outside The Netherlands and other countries that have adopted the euro as their currency for the first nine months of 2002 constitute approximately 25% of our net sales. As currency exchange rates change, translation of the Statements of Operations of our international business into euro affects year-over-year comparability. We historically have not hedged translation risks because cash flows from international operations have generally been reinvested locally. We estimate that a 10% change in foreign exchange rates would affect our reported operating income by less than E1.0 million.

Our currency risk exposure primarily occurs because we generate a portion of our net sales in currencies other than the euro while the major share of the corresponding cost of sales is incurred in euro. The percentage of our consolidated net sales which is denominated in euro amounted to approximately 59% of total net sales in the quarter ended September 30, 2002, whereas net sales represented by US dollars or dollar-linked currencies amounted to approximately 41%. Approximately 74% of our costs and expenses were denominated in the euro and the remaining 26% in various currencies, principally the dollar and dollar linked currencies. In order to mitigate the impact of currency exchange rate fluctuations, we continually assess our remaining exposure to currency risks and hedge such risks through the use of derivative financial instruments. The principal derivative financial instruments currently used by us to cover foreign currency exposures are forward foreign currency exchange contracts that qualify for hedge accounting.

INTEREST RATE RISK

Our long-term debt, excluding capital leases, bears interest at fixed rates. Our long-term capital lease obligations, bank debt and lines of credit currently bear a variable rate of interest. An immediate 10% change in interest rates would not have a material effect on our results of operations over the next fiscal year.

PART II:  OTHER INFORMATION

ITEM 1 - LEGAL PROCEEDINGS
           None

ITEM 2 - CHANGES IN SECURITIES AND USE OF PROCEEDS
           None

ITEM 3 - DEFAULTS ON SENIOR SECURITIES
           None

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
           None

ITEM 5 - OTHER INFORMATION
           None